Exhibit 99.4

Tel: 604 688 5421	BDO Canada LLP
Fax: 604 688 5132	600 Cathedral Place
www.bdo.ca	925 West Georgia Street
Vancouver BC V6C 3L2 Canada

Independent Auditors’ Report

To The Shareholders of
Minefinders Corporation Ltd.

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 13(b), the consolidated statement of operations and comprehensive loss, shareholders’ equity and cash flows of Minefinders Corporation Ltd. for the year ended December 31, 2007 (the 2007 financial statements before the effects of the adjustments discussed in Note 13(b) are not presented herein).These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

With respect to the consolidated financial statements for the year ended December 31, 2007 we conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements prior to adjustment for the change in accounting policies with respect to the retroactive adoption as a result of the change in accounting policy for convertible debt as described in Note 13(b), present fairly, in all material respects, the Company’s operations and its cash flows for the year ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting policies described in Note 13(b) and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Such adjustments were audited by KPMG LLP.

/s/ BDO Canada LLP

Chartered Accountants

Vancouver, Canada
March 5, 2008

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.